EXHIBIT 10.51

Philip J. Purcell	1585 Broadway
Chairman & Chief Executive Officer	New York, NY 10036

[COMPANY LOGO] Morgan Stanley

October 13, 2003

Mr. Robert G. Scott

President

Morgan Stanley

1585 Broadway

New York, New York 10036

Dear Bob:

This letter will confirm our discussions with respect to your decision to retire from Morgan Stanley effective November 30, 2003. You have had a long and distinguished career at Morgan Stanley. While I am disappointed with your decision to retire at this time, I certainly understand and respect it, and I am delighted that you have agreed to remain with us as an Advisory Director.

The arrangements we have agreed to are described below. Because you are an executive officer, certain of the provisions in this agreement are subject to the approval of the Morgan Stanley Compensation Committee, and I plan to recommend to the Committee that they approve them.

1. Your retirement will be effective as of 5:30 p.m on November 30, 2003 (the “Retirement Date”). At that time, your employment with the firm will end, except as otherwise provided in this letter. At my request, you have agreed to continue to serve on our Board of Directors until the Spring of 2004 annual meeting. In view of your continued affiliation with Morgan Stanley, you will not be eligible for Morgan Stanley board compensation. The amount of your total compensation for the firm’s fiscal year 2003 will equal 95.8% of my own total compensation for that year, and (to the extent not previously paid to you) will be paid to you in cash no later than the MD Payment Date for that year.

2. Effective December 1, 2003, you will become an Advisory Director. In that capacity, you will receive consulting fees of $500,000 per year for 5 years. In addition, you will receive an annual bonus of $1 million per year for each of the first 3 years; for the remaining 2 years, any annual bonus will be at the firm’s discretion. Each of the foregoing annual bonuses will be paid to you in cash no later than Managing Directors for the firm receive their bonuses for the corresponding year (the “MD Payment Date”). The foregoing payments will be made unless you resign voluntarily or are terminated by me as provided in paragraph 3 below, in which event you will receive all base consulting fee amounts earned through the date of termination.

3. During your service as an Advisory Director over the next 5 years, you will have an appropriate office and one secretary. Your services as an Advisory Director may require significant time, but will be subject to your other personal and professional commitments. While you are serving as an Advisory Director and until we agree otherwise, you will lead a comprehensive review of the Advisory Director program, focusing on ways in which the Advisory Director program can be more efficient and productive; continue to serve as Chairman of the firm’s Diversity Committee; be responsible for the Diversity Speaker series; and serve as principal liaison to New York-Presbyterian Hospital. Your service as an Advisory Director may be terminated at my option in the event that you establish a commercial affiliation that I conclude conflicts with your responsibilities as an Advisory Director.

[COMPANY LOGO] Morgan Stanley

4. Enclosed with this letter is a listing of compensatory, savings and retirement awards and accounts that are currently outstanding in your name. For purposes of such awards and accounts, the company will not claim forfeiture for “cause” unless you have engaged, or engage in the future, in willful or intentional misconduct, including violation of any securities, commodities or banking laws or any rules or regulations issued pursuant to such laws, that cause or may reasonably be expected to cause significant harm to the company, in each case to the extent that forfeiture is then otherwise authorized under the applicable award documents. Starting with the opening of the first window period after you cease to be a board member, you will be subject to the Advisory Director policies that deal with purchases and sales of Morgan Stanley securities. Your shares will also be subject to any restrictions imposed by law or regulations and the restrictions imposed under the applicable terms of governing plan and award documents.

5. You will be indemnified (including advancement of attorneys’ fees) to the fullest extent authorized by applicable law and receive continued D&O) insurance coverage for at least six years to the extent that such coverage is then provided for any officer or board member of the firm, in each case in connection with any claim that arises out of, or relates to, your service at the firm’s request for the firm or any of its affiliates. Nothing in this letter will diminish any indemnification, advancement, contribution or comparable right that you may have under any arrangement of the firm or any of its affiliates (“MS Arrangement”) or otherwise.

6. Any dispute relating to this letter or your employment with the firm will be resolved through binding confidential arbitration in Manhattan, before a three-arbitrator panel, under the Commercial Arbitration Rules in the American Arbitration Association and in accordance with the laws of the State of New York. In the event of any inconsistency between the terms of this letter and the terms of the MS Arrangement, the terms of this letter will control. Upon your death or a judicial determination of your incapacity, all references to you in this letter will be deemed (as appropriate) to be references to your beneficiaries, estate, or other legal representatives, it being understood that there will be no continuing right to compensation as an Advisory Director, an office, a secretary or any other perquisites. All references in this letter to me will be deemed to refer to me or my successor as CEO of Morgan Stanley.

In closing, let me congratulate you again on a long and distinguished career at Morgan Stanley during which you have contributed a great deal to the success of the firm.

Cordially,

/s/ PHILIP J. PURCELL
Philip J. Purcell

Agreed:

/s/ ROBERT G. SCOTT
Robert G. Scott

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